UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Harvard Bioscience, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

416906105

(CUSIP Number)

December 31, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	416906105

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) HSO Limited Partnership Skystone Advisors LLC Kerry Nelson
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. HSO Limited Partnership -- Cayman Islands, British West Indies Skystone Advisors LLC -- Delaware Kerry Nelson -- United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power HSO Limited Partnership -- 0 shares Skystone Advisors LLC -- 0 shares Kerry Nelson -- 0 shares
6 Shared Voting Power* HSO Limited Partnership --3,313,493 shares Skystone Advisors LLC -- 4,498,416 shares Kerry Nelson -- 4,498,416 shares
7 Sole Dispositive Power HSO Limited Partnership -- 0 shares Skystone Advisors LLC -- 0 shares Kerry Nelson -- 0 shares
8 Shared Dispositive Power HSO Limited Partnership --3,313,493 shares Skystone Advisors LLC -- 4,498,416 shares Kerry Nelson -- 4,498,416 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person HSO Limited Partnership --3,313,493 shares Skystone Advisors LLC -- 4,498,416 shares Kerry Nelson -- 4,498,416 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) HSO Limited Partnership -- 10.9% Skystone Advisors LLC – 14.7% Kerry Nelson – 14.7%

CUSIP NO.	416906105

12	Type of Reporting Person (See Instructions) HSO Limited Partnership -- PN Skystone Advisors LLC -- OO (Limited Liability Company) Kerry Nelson – IN

* All share numbers and ownership percentages are based on 30,542,052 shares of Common Stock outstanding as of November 2, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2006. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or her pecuniary interest therein.

Item 1.

(a)	Name of Issuer Harvard Bioscience, Inc.
(b)	Address of Issuer’s Principal Executive Offices 84 October Hill Road Holliston, MA 01746

Item 2.

(a)	Name of Person Filing
HSO Limited Partnership Skystone Advisors LLC Kerry Nelson
(b)	Address of Principal Business Office or, if none, Residence

HSO Limited Partnership

The Cayman Corporate Centre, 4th Floor

27 Hospital Road

Georgetown, Grand Cayman

Cayman Islands, British West Indies

Skystone Advisors LLC

Two International Place, Suite 1800

Boston, MA 02110

Kerry Nelson

c/o Skystone Advisors LLC

Two International Place, Suite 1800

Boston, MA 02110

(c)	Citizenship
HSO Limited Partnership -- Cayman Islands, British West Indies Skystone Advisors LLC -- Delaware Kerry Nelson -- United States

CUSIP NO.	416906105

(d)	Title of Class of Securities
Common Stock, par value $0.01 per share
(e)	CUSIP Number
416906105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned**
HSO Limited Partnership --3,313,493 shares Skystone Advisors LLC -- 4,498,416 shares Kerry Nelson -- 4,498,416 shares
(b)	Percent of Class
HSO Limited Partnership -- 10.9% Skystone Advisors LLC -- 14.7% Kerry Nelson -- 14.7%
(c)	Number of shares as to which such person has:

CUSIP NO.	416906105

(i)	sole power to vote or to direct the vote
HSO Limited Partnership -- 0 shares Skystone Advisors LLC -- 0 shares Kerry Nelson -- 0 shares
(ii)	shared power to vote or to direct the vote
HSO Limited Partnership --3,313,493 shares Skystone Advisors LLC -- 4,498,416 shares Kerry Nelson -- 4,498,416 shares
(iii)	sole power to dispose or to direct the disposition of
HSO Limited Partnership -- 0 shares Skystone Advisors LLC -- 0 shares Kerry Nelson -- 0 shares
(iv)	shared power to dispose or to direct the disposition of
HSO Limited Partnership --3,313,493 shares Skystone Advisors LLC -- 4,498,416 shares Kerry Nelson -- 4,498,416 shares

** Shares reported herein for Skystone Advisors LLC and Kerry Nelson represent shares held by HSO Limited Partnership and HSE Master Fund Limited Partnership. Skystone Advisors LLC is the investment member of the general partner of HSO Limited Partnership and the general partner of HSE Master Fund Limited Partnership. Ms. Nelson is the managing member of Skystone Advisors LLC.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

CUSIP NO.	416906105

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 26, 2007

HSO LIMITED PARTNERSHIP

By: Skystone Advisors LLC, Investment Member of the General Partner

By:/s/Kerry Nelson
Name: Kerry Nelson
Title: Managing Member

SKYSTONE ADVISORS LLC

By:/s/Kerry Nelson
Name: Kerry Nelson

KERRY NELSON

/s/Kerry Nelson